Exhibit 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

Chi-Med Announces US$100 Million Equity Investment by General Atlantic

– Strategic investment demonstrates General Atlantic’s support of Chi-Med’s global ambitions –

– Purchase price equivalent to US$25.00 per ADS, a 10.4% premium to the 30-day volume weighted average price (“VWAP”) –

London: Thursday, June 25, 2020: Hutchison China MediTech Limited (“Chi-Med” or the “Company”) (Nasdaq/AIM: HCM) today announces that it has entered into a definitive agreement for the sale of US$100 million of shares at a price equivalent to US$25.00 per American Depositary Share (“ADS”) via a private placement to General Atlantic, a leading global growth equity firm.  This fundraise could increase to US$200 million, through a warrant granted with a term of 18 months for a further US$100 million in Chi-Med shares exercisable at a price per share equivalent to US$30.00 per ADS, a 32.5% premium to the 30-day VWAP.

Chi-Med is delivering on its strategic intention to become a global oncology business.  In 2020, there has been significant progress in building an innovative, global, science-focused biopharmaceutical company including three U.S. Food and Drug Administration (FDA) Fast Track Designations for fruquintinib in metastatic colorectal cancer and surufatinib for two forms of advanced neuroendocrine tumors.  The submission of a New Drug Application (NDA) for surufatinib in the United States is also planned for later this year.

Chi-Med will receive all proceeds from this private placement, which will fund ongoing research and clinical development and support the further growth of its commercialization capabilities both in China and globally.

This financing also highlights the strong commitment General Atlantic is making to Chi-Med.  General Atlantic has 40 years’ experience in investing in global growth equity companies, with a demonstrated history in the biopharma sector, and has approximately US$34 billion of assets under management.  It has a broad portfolio of life science company investments with whom they constructively partner to support further growth.

Mr. Christian Hogg, Chief Executive Officer of Chi-Med, said, “Over the last few months, we have made significant development, regulatory and commercial progress in several oncology programs intended for the global market.  We are delighted therefore to welcome General Atlantic to our existing shareholder base and to further strengthen our balance sheet.  We are confident that in this phase of material progress for Chi-Med we can deliver innovative cancer therapies to patients internationally.”

Mr. David Hodgson, Vice Chairman of General Atlantic, said, “General Atlantic is committed to supporting innovation in the global life sciences industry.  Chi-Med has built a deep pipeline of assets powered by its robust research and development engine.  We endorse Chi-Med’s strategy to become a leading biopharma innovator and will leverage our global organization in support of Chi-Med’s mission to deliver safe and effective therapeutics to cancer patients in need around the world.”

Mr. Lefei Sun, Managing Director and Head of Healthcare for China at General Atlantic, continued, “We believe Chi-Med is a pioneer of the Chinese biotech market in bringing advanced oncology therapies to the world.  We are delighted to partner with Chi-Med to help unlock future value.”

Chi-Med has agreed to issue the equivalent of 4,000,000 ADSs in a private placement to General Atlantic at a price equivalent to US$25.00 per ADS, resulting in aggregate gross proceeds of US$100 million to Chi-Med.  The purchase price represents a 10.4% premium to the 30-day VWAP.  The Company has also granted a warrant to General Atlantic to purchase up to an additional equivalent of 3,333,334 ADSs, at an exercise price equivalent to US$30.00 per ADS, and a term of 18 months.

Description of Share Capital and Securities Regulation

Each ADS represents five ordinary shares, par value US$0.10 each (the “Shares”).  The new Shares to be issued by Chi-Med including shares issuable upon exercise of the warrant, pursuant to the private placement will, when issued, be credited as fully paid and will rank pari passu in all respects with the existing ordinary shares of Chi-Med.

The securities to be sold in the private placement will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state or other applicable jurisdiction’s securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state or other jurisdictions’ securities laws.  Subject to certain conditions, the Company has agreed to file a registration statement with the U.S. Securities and Exchange Commission registering the resale of the Shares sold in the private placement and the Shares issuable upon exercise of the warrant to facilitate future resales by General Atlantic.  Any offering of the securities under the resale registration statement will only be made by means of a prospectus.  General Atlantic has the right to appoint an observer or a representative director to the board of directors of the Company upon achieving certain ownership thresholds in the future.

This announcement, including any information included or incorporated by reference in this announcement, is for information purposes only and shall not constitute nor form part of, and should not be construed as, an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any offer, solicitation or sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.  No public offering of the securities referred to in this announcement is being made in the United States or elsewhere.

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014.

Admission to the London Stock Exchange AIM market and Shares Outstanding After Completion

The private placement of 20,000,000 Shares (equivalent to 4,000,000 ADSs) to General Atlantic will comprise the issuance of 18,700,000 Shares (“First Tranche Shares”) and the issuance of 1,300,000 Shares (“Second Tranche Shares”).  Application will be made to the London Stock Exchange for the First Tranche Shares and the Second Tranche Shares to be admitted to the AIM market operated by the London Stock Exchange (“Admission”).  It is expected that admission of the First Tranche Shares will become effective at 8:00 a.m. British Summer Time on July 3, 2020 and admission of the Second Tranche Shares will become effective at 8:00 a.m. British Summer Time on July 6, 2020.

Following admission of the First Tranche Shares to trading on AIM, the issued share capital of Chi-Med will consist of 709,274,765 ordinary shares of US$0.10 each, with each share carrying one right to vote and with no shares held in treasury.  Following admission of the Second Tranche Shares to trading on AIM, the issued share capital of Chi-Med will consist of 710,574,765 ordinary shares of US$0.10 each, with each share carrying one right to vote and with no shares held in treasury.  The figure of 709,274,765 (following admission of the First Tranche Shares but prior to admission of the Second Tranche Shares) and the figure of 710,574,765 may be used by shareholders as the denominator for the calculations by which they could determine if they are required to notify their interest in, or a change to their interest in, Chi-Med under the Financial Conduct Authority's Disclosure Guidance and Transparency Rules.

For illustrative purposes only, if the 710,574,765 ordinary shares were converted in their entirety, they would be equivalent to 142,114,953 Nasdaq-traded ADSs (each equating to five ordinary shares).

In addition, the Company will apply for the block listing of up to 16,666,670 new ordinary shares in accordance with the block listing process under Rule 29 of the AIM Rules for Companies to cover the potential exercise of the warrant.  The new ordinary shares subject to the block admission will not be allotted immediately, but rather will be issued and allotted on exercise of the warrant from time to time.  The Company will make six-monthly announcements of the utilization of the block listing, in line with its obligations under Rule 29 of the AIM Rules for Companies.  The expected effective date of admission of these securities to AIM is on July 6, 2020.

About General Atlantic

General Atlantic is a leading global growth equity firm providing capital and strategic support for growth companies.  Established in 1980, General Atlantic combines a collaborative global approach, sector specific expertise, a long-term investment horizon and a deep understanding of growth drivers to partner with great entrepreneurs and management teams to build exceptional businesses worldwide.  The firm’s global Life Sciences portfolio includes Adagene, CANbridge, Ginkgo Bioworks, Immunocore, Motif FoodWorks, Ocumension, PathAI, and Royalty Pharma.  General Atlantic has more than 150 investment professionals based in New York, Amsterdam, Beijing, Greenwich, Hong Kong, Jakarta, London, Mexico City, Mumbai, Munich, Palo Alto, São Paulo, Shanghai, and Singapore.  For more information on General Atlantic, please visit the website: www.generalatlantic.com.

About Chi-Med

Chi-Med (Nasdaq/AIM: HCM) is an innovative biopharmaceutical company committed, over the past twenty years, to the discovery and global development of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases.  It has a portfolio of eight cancer drug candidates currently in clinical studies around the world and extensive commercial infrastructure in its home market of China.  For more information, please visit: www.chi-med.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements reflect Chi-Med’s current expectations regarding future events, including its expectations regarding the use of proceeds from the transaction and potential proceeds to be received upon exercise of the warrant as well as Chi-Med’s clinical development and regulatory plans for its drug candidates and Chi-Med’s overall business strategy. Forward-looking statements involve risks and uncertainties.  Such risks and uncertainties include, among other things, assumptions regarding the exercise of the warrant, the funding necessary for Chi-Med’s future clinical development plans, enrollment rates, timing and availability of subjects meeting a study’s inclusion and exclusion criteria, changes to clinical protocols or regulatory requirements, unexpected adverse events or safety issues, the timing and ability of Chi-Med to raise additional funding as needed for continued operations, and the impact of the COVID-19 pandemic on general economic, regulatory and political conditions.  Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  For further discussion of these and other risks, see Chi-Med’s filings with the U.S. Securities and Exchange Commission and on AIM.  Chi-Med undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) Chi-Med@fticonsulting.com
Asia – Joseph Chi Lo / Zhou Yi, Brunswick	+852 9850 5033 (Mobile), jlo@brunswickgroup.com / +852 9783 6894 (Mobile), yzhou@brunswickgroup.com

Nominated Advisor
Freddy Crossley / Atholl Tweedie, Panmure Gordon (UK) Limited	+44 (20) 7886 2500